10F-3 Report
CGCM Small Capitalization Growth Investments
	3/1/2015		through	8/31/2015

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
Blue Buffalo Pet Products	Wall Street	7/22/2015	JP Morgan	29,500,000.00	9,994	20.00
Rapid 7	Westfield Capital	7/17/2015	Barclays Capital	6,450,000.00	7,860	16.00
Rapid 7	Westfield Capital	7/17/2015	Key Bank	6,450,000.00	310	16.00